2025DD1045711 FR0011341205 - DD188343 02 juillet 2025 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : ANNE-JULIETTE HERMANT , Directrice des Ressources Humaines NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION DATE DE LA TRANSACTION : 27 juin 2025 LIEU DE LA TRANSACTION : Hors plateforme de négociation NATURE DE LA TRANSACTION : Attribution gratuite d’actions DESCRIPTION DE L’INSTRUMENT FINANCIER : Action INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 0.0000 Euro VOLUME : 33 354.0000 PRIX UNITAIRE : 0.0000 Euro VOLUME : 33 354.0000 INFORMATIONS AGREGEES PRIX : 0.0000 Euro VOLUME : 66 708.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : OUI DATE DE RECEPTION DE LA NOTIFICATION : 02 juillet 2025 COMMENTAIRES :

Cours d'ouverture : 4,04€ "Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."

2025DD1045718 FR0011341205 - DD188345 02 juillet 2025 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : ANNE-SOPHIE LARIVIERE, Vice-présidente Stratégie & Excellence opérationnelle NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION DATE DE LA TRANSACTION : 27 juin 2025 LIEU DE LA TRANSACTION : Hors plateforme de négociation NATURE DE LA TRANSACTION : ATTRIBUTION GRATUITES D'ACTIONS DESCRIPTION DE L’INSTRUMENT FINANCIER : Action INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 0.0000 Euro VOLUME : 20 000.0000 PRIX UNITAIRE : 0.0000 Euro VOLUME : 20 000.0000 INFORMATIONS AGREGEES PRIX : 0.0000 Euro VOLUME : 40 000.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : OUI DATE DE RECEPTION DE LA NOTIFICATION : 02 juillet 2025 COMMENTAIRES :

Cours d'ouverture : 4,04 € "Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."

2025DD1045722 FR0011341205 - DD188347 02 juillet 2025 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : LAURENT LEVY, Chief Executive Officer NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION DATE DE LA TRANSACTION : 27 juin 2025 LIEU DE LA TRANSACTION : Hors plateforme de négociation NATURE DE LA TRANSACTION : ATTRIBUTION D'ACTIONS GRATUITES DESCRIPTION DE L’INSTRUMENT FINANCIER : Action INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 0.0000 Euro VOLUME : 200 116.0000 PRIX UNITAIRE : 0.0000 Euro VOLUME : 200 116.0000 INFORMATIONS AGREGEES PRIX : 0.0000 Euro VOLUME : 400 232.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : OUI DATE DE RECEPTION DE LA NOTIFICATION : 02 juillet 2025 COMMENTAIRES :

Cours d'ouverture : 4,04€ "Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."

2025DD1045725 FR0011341205 - DD188349 02 juillet 2025 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : BARTHOLOMEUS VAN RHIJN , Directeur Financier et du Business Développement NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION DATE DE LA TRANSACTION : 27 juin 2025 LIEU DE LA TRANSACTION : Hors plateforme de négociation NATURE DE LA TRANSACTION : ATTRIBUTION D'ACTIONS GRATUITES DESCRIPTION DE L’INSTRUMENT FINANCIER : Action INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 0.0000 Euro VOLUME : 65 390.0000 PRIX UNITAIRE : 0.0000 Euro VOLUME : 65 390.0000 INFORMATIONS AGREGEES PRIX : 0.0000 Euro VOLUME : 130 780.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : OUI DATE DE RECEPTION DE LA NOTIFICATION : 02 juillet 2025 COMMENTAIRES :

Cours d'ouverture : 4,04€ "Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."